

March 2, 2012

Via E-mail
Maria Fernandes
President/Treasurer/Secretary
Lisboa Leisure, Inc.
H 16/B, Adsulim
Benaulim, Goa, India 403716

      Re: Lisboa Leisure, Inc.
              Amendment No. 3 Registration Statement on Form S-1
              Filed February 15, 2012
              File No. 333-168337

Dear Ms. Fernandes:

      We have received your response to our comment letter dated January 27, 2012 and have the following additional comments.

General

1.   We note your response to our prior comment 1. Please tell us when your charter has been reinstated by the Nevada Secretary of State. Please also confirm that you will not seek effectiveness of the registration statement until your charter has been reinstated by the Nevada Secretary of State or, alternatively, please revise your filing to disclose that your charter has been revoked and provide us with an analysis as to the securities law implications of offering stock in a company that is currently not a valid corporation under state law and specifically address the ability of counsel to opine that the shares are validly issued.

Summary, page 3

The Company, page 3

2.   We note your response to our prior comment 8 and reissue in part. Please revise the first full paragraph on page 4 to state whether you have any written agreements for any investments or loans in your company by others. If so, please file such agreements as exhibits to your registration statement or advise.

The Offering, page 4

3.   We note you deleted the language regarding your sole officer and her affiliates not intending to purchase any shares in this offering. Please advise.

Description of our Business, page 19

Beach Shack Application and License, page 21

4. We note your response to our prior comment 10 and reissue in part. Please revise the last sentence of the fifth paragraph of this section as appropriate as it appears that Ms. Fernandes has some experience operating a beach shack.

Application for Beach Shack in 2012, page 23

5. While we note your response to our prior comment 13, it appears that you still have disclosure in the filing, such as in the last paragraph of this section and the second to last paragraph of the Plan of Operation section starting on page 30, which indicates that you will attempt to acquire interests in existing beach shacks. Please either revise throughout your filing to delete disclosure which indicates that you will attempt to acquire interests in existing beach shacks or provide a detailed legal analysis as to why you believe that you are not an investment company as defined in the Investment Company Act of 1940 and specifically discuss the applicability of any relevant exemptions under Section 3 of the Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Activities to Date, page 30

6. Please revise this section to delete the language "to generate some revenue" as it appears that you did not generate any revenues from your interest in the Seaview Beach Shack or advise.

Plan of Operation, page 30

7. We note your response to our prior comment 4 and reissue in part. Please revise this section to provide your quarterly burn rate and your current cash balance as of the most recent practicable date. Revise this section and the Summary section to update your cash balance on hand with any subsequent amendments.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor